SHAREHOLDER UPDATE

Second Quarter Review 2009

Vancouver, Canada – July 29, 2009 - Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN), provides the following review of the Second Quarter and outlook for the Third Quarter of 2009.

Q2 Highlights and Q3 Outlook

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Canarc arranged a CA$62,000 debt financing with directors and officers;

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Canarc affiliate, Aztec Metals signed an option agreement with Parallel Capital Corp;

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Canarc affiliate, Caza Gold Corp. signed a Letter of Intent to acquire a large gold exploration property package in Mexico from Exmin Resources Inc.; and

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At the Company’s Annual General Meeting held on June 30, 2009, shareholders re-elected the Board of Directors.

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officers of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by the Company’s shareholdings in Caza Gold Corp. at CAD$0.25 per share. The proceeds were added to working capital in order to facilitate the ongoing evaluations of merger and acquisition opportunities.

In June 2009, Aztec Metals, in which the Company continues to have an 11% shareholding, entered into an option agreement with Parallel Capital Corp. Parallel has the option to earn a 50% interest in the Matehuala property by paying CA$45,000 and issuing 500,000 shares at a deemed price of CA$0.10 per share to Aztec Metals, and by incurring exploration expenditures of CA$322,000 by May 31, 2010, subject to regulatory approval.

Caza Gold Corp., in which the Company continues to have an 11% shareholding, signed a Letter of Intent to acquire two large gold exploration properties in Mexico from Exmin Resources Inc. Caza is acquiring a prospective 47,433 hectare land package called the Moris exploration properties near the producing Moris gold mine in Chihuahua, and a 70% interest in an attractive 12,933 hectare land package called the Maguarichic exploration properties, also in Chihuahua, Mexico, where Industrias Penoles is the 30% partner.

At the Board of Directors meeting following this year’s AGM, management was re-appointed with a mandate to seek a partner to further advance the New Polaris gold mine project. Management will also continue to evaluate new property acquisitions in order to create shareholder value.

In July 2009, the Company granted 1,680,000 stock options to directors, officers and employees which have an exercise price of CA$0.11 and an expiry date of July 15, 2014.

Gold prices continued to show strength as the high for 2009 was on June 1, 2009, closing at $981.75. Forecasts of higher gold prices due to the deterioration of the US dollar have most analysts targeting $1000 or better over the short term. Management is focused on a two-pronged approach of growth through the advancement of the New Polaris project and acquiring a new gold project in order to position the Company and its shareholders to take advantage of the next leg of the bull market in gold.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in north-western British Columbia to the feasibility stage, and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.